EXHIBIT 21.1

SUBSIDIARIES OF GOLUB CAPITAL BDC 3, INC.

Name	Jurisdiction
GBDC 3 Holdings LLC	Delaware
GBDC 3 Funding LLC	Delaware
GBDC 3 Funding II LLC	Delaware
GBDC 3 Quick Quack Coinvest LLC	Delaware
GBDC 3 Holdings ED Coinvest, Inc.	Delaware
GBDC 3 Holdings Coinvest, Inc.	Delaware
Golub Capital BDC 3 CLO 1 Depositor LLC	Delaware
Golub Capital BDC 3 CLO 1 LLC	Delaware
GCBH 3 North Haven Stack Buyer Coinvest, Inc.	Delaware
GBDC3F Loan Subsidiary A LLC	Delaware